October 13, 2006


By facsimile to (626) 839-9118 and U.S. Mail


Mr. Kang Yi Hua
Chief Executive Officer and President
Ever-Glory International Group, Inc.
17870 Castleton Street, #335
City of Industry, CA 91748

Re:	Ever-Glory International Group, Inc.
	Revised Preliminary Information Statement on Schedule 14C
	Filed September 22, 2006
	Quarterly Report on Form 10-QSB for the quarterly period ended
June 30, 2006
	Filed August 11, 2006
	File No. 0-28806

Dear Mr. Kang:

	We reviewed the filings and have the comments below.

PreR14C

Management`s Discussion and Analysis of Financial Condition of
Catch-
Luck, page 11

1. Please ensure that appropriate references are made throughout this section to Catch-Luck rather than the company. For example, in the results of operations section you refer to "Our increase in revenues" for the three months ended June 30, 2006. Please review and revise this section as necessary to comply with this comment.

Sources of Liquidity, page 15

2. Disclosure states Catch-Luck`s belief that its sources of liquidity will be sufficient to meet its short term needs. Please revise to discuss Catch-Luck`s liquidity on both a long term and a short term basis. See Item 303(b) of Regulation S-B.

Reasons for the Transaction, page 17

3. Elaborate on each of the factors listed in the 12 bullet points as necessary so that shareholders may understand how consideration of each factor impacted the board of directors` decision to approve the purchase agreement and the transaction. For example, the fifth bullet point refers to potential economies of scale in the areas of production, administration, and purchasing. Explain what Ever-Glory will look like going forward after the acquisition of Catch-Luck. Explain how Ever-Glory and Catch-Luck complement or overlap one another, whether Ever-Glory and Catch-Luck are focused on the same markets, and what plans Ever-Glory has to integrate or eliminate duplicative functions or operations. Further, to the extent practicable, include quantitative data on the known or anticipated benefits of the acquisition. For example, the third and seventh bullet points refer to the financial resources possessed by Catch-Luck and the assets being acquired from Catch-Luck. Similarly, to the extent practicable, include quantitative data on the known or anticipated costs weighing against the acquisition. For example, the eleventh bullet point refers to possible additional future funding needs and the twelfth bullet point refers to the large number of Ever-Glory`s shares required to acquire Catch-Luck`s assets.

Risk Factors, page 26

4. You represent in response to prior comment 12 that there are known costs of modifications and upgrades to Ever-Glory`s information technology systems. As requested previously, quantify the known costs. We note the disclosure in the ninth risk factor on page 30.

5. Refer to prior comment 16. We note that you have retained the discussions under "Export Quotas" and "Possible Volatility of Stock
Price" as part of the risk factors section. Since the discussion under "Possible Volatility of Stock Price" duplicates information contained in the fourteenth risk factor, please combine as a single risk factor the two discussions. For the discussion under "Export Quotas," please provide a caption or heading that is appropriate for a risk factor by stating the risk that results from the fact or uncertainty of export quotas.

Additional Information, page 35

6. Include Ever-Glory`s filing number under the Exchange Act for the documents incorporated by reference.

7. Please also incorporate by reference your Form 10-QSB/A filed for the quarter ended March 31, 2006.

8. We note the disclaimer in the last paragraph that "No party assumes any responsibility for the accuracy or completeness of the information provided by any other party." Absent additional disclosure, it is unclear to whom the words "No party" and "any other party" are referring. Please revise. Please note that Ever-Glory is responsible for the statements made in its filings under the federal securities laws, including this information statement, and any implication to the contrary should be deleted.

Appendix E

Pro Forma Financial Information, page 1

9. On page 4 of the Schedule 14C in the Summary Term Sheet section, you state that Mr. Kang owns an aggregate of 614,338 shares of common stock and 6,238 shares of Series A preferred stock, which constitutes approximately 79% of the voting power, as of August 31, 2006. Also on page 4, you state that Mr. Kang is the 100% shareholder and a director and officer of EGLY HK, which is the seller of Catch-Luck.
In light of this, help us understand how you determined it was appropriate to use the purchase method of accounting and record goodwill on the transaction pursuant to SFAS 141. Your explanation should tell us how you determined this transaction was not a transfer of an entity under common control. Refer to paragraph 3 of EITF 02-5 as well as paragraphs 11 and D11 through D18 of SFAS 141.

June 30, 2006 10-QSB

Item 3.  Controls and Procedures, page 26

10. We reissue prior comment 22. You continue to state that your chief executive officer and chief financial officer concluded that as of the end of the period covered by this report your disclosure controls and procedures are effective in timely alerting them to material information required to be included in your periodic SEC reports. As previously requested, please either state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and
15d-15(e). Please show us in your supplemental response what the revision will look like in future filings.

Exhibit 10.1

11. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material agreements, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file "Appendix: Boundary Drawings of the Leased Land" referenced in article 3 of chapter two of the exhibit, please refile the exhibit in its entirety. We note the disclosure also in article 42 of chapter 10 of the exhibit.

Closing

	File a revised Pre14C and an amendment to the June 30, 2006
10-
QSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C and the amended 10-QSB, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since Ever-Glory and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Ever-Glory in which Ever-Glory acknowledges that:

* Ever-Glory is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

* Ever-Glory may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Ever-Glory provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior
Counsel,
at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long
					    Assistant Director




Mr. Kang Yi Hua
October 13, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE